Exhibit 5.1

ATTORNEYS • CIVIL LAW NOTARIES • TAX ADVISERS

P.O. Box 7113 1007 JC Amsterdam Beethovenstraat 400 1082 PR Amsterdam T +31 20 71 71 000 F +31 20 71 71 111	Amsterdam, April 3, 2019 To the Company

Ladies and Gentlemen,

We have acted as legal counsel as to Netherlands law to the Company in connection with the Registration Statement. This opinion letter is rendered to you in order to be filed with the SEC as an exhibit to the Registration Statement.

Capitalised terms used in this opinion letter have the meanings set forth in Exhibit A to this opinion letter. The section headings used in this opinion letter are for convenience of reference only and are not to affect its construction or to be taken into consideration in its interpretation.

This opinion letter is addressed solely to you. This opinion letter is strictly limited to the matters stated in it and may not be read as extending by implication to any matters not specifically referred to in it. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any document.

In rendering the opinions expressed in this opinion letter, we have exclusively reviewed and relied upon pdf copies of the Deeds of Issue and the Corporate Documents and we have assumed that the Deeds of Issue have been entered into for bona fide commercial reasons. We have not investigated or verified any factual matter disclosed to us in the course of our review.

This opinion letter sets out our opinion on certain matters of the laws with general applicability of the Netherlands, and, insofar as they are directly applicable in the Netherlands, of the European Union, as at today’s date and as presently interpreted under published authoritative case law of the Netherlands courts, the General Court and the Court of Justice of the European Union. We do not express any opinion on Netherlands or European competition law, tax law or regulatory law. No undertaking is assumed on our part to revise, update or amend this opinion letter in connection with or to notify or inform you of, any developments and/or changes of Netherlands law subsequent to today’s date. We do not purport to opine on the consequences of amendments to the Deeds of Issue or the Corporate Documents subsequent to the date of this opinion letter.

Amsterdam Brussels London Luxemburg New York Rotterdam	This communication is confidential and may be subject to professional privilege. All legal relationships are subject to NautaDutilh N.V.’s general terms and conditions (see https://www.nautadutilh.com/terms), which apply mutatis mutandis to our relationship with third parties relying on statements of NautaDutilh N.V., include a limitation of liability clause, have been filed with the Rotterdam District Court and will be provided free of charge upon request. NautaDutilh N.V.; corporate seat Rotterdam; trade register no. 24338323.

The opinions expressed in this opinion letter are to be construed and interpreted in accordance with Netherlands law. The competent courts at Amsterdam, the Netherlands, have exclusive jurisdiction to settle any issues of interpretation or liability arising out of or in connection with this opinion letter. Any legal relationship arising out of or in connection with this opinion letter (whether contractual or non-contractual), including the above submission to jurisdiction, is governed by Netherlands law and shall be subject to the general terms and conditions of NautaDutilh. No person other than NautaDutilh may be held liable in connection with this opinion letter.

In this opinion letter, legal concepts are expressed in English terms. The Netherlands legal concepts concerned may not be identical in meaning to the concepts described by the English terms as they exist under the law of other jurisdictions. In the event of a conflict or inconsistency, the relevant expression shall be deemed to refer only to the Netherlands legal concepts described by the English terms.

For the purposes of this opinion letter, we have assumed that:

a.	each copy of a document conforms to the original, each original is authentic, and each signature is the genuine signature of the individual purported to have placed that signature;

b.

the Deed of Incorporation and the Deed of Conversion are valid notarial deeds and the Deed of Incorporation has been executed on the basis of a valid declaration of no objection (verklaring van geen bezwaar);

c.

(i) no internal regulations (reglementen) were adopted by any corporate body of the Company at the time of passing the resolutions recorded in the Resolutions which would affect the validity of such resolutions, (ii) the Prior Articles were the Articles of Association in force at the Relevant Moment when Registered Shares were issued to Incyte, and (iii) the Current Articles were the Articles of Association in force at the Relevant Moment when Registered Shares were issued to the respective Investors;

d.

at each Relevant Moment, the Company had not (i) been dissolved (ontbonden), (ii) ceased to exist pursuant to a merger (fusie) or a division (splitsing), (iii) been converted (omgezet) into another legal form, either national or foreign, (iv) had its assets placed under administration (onder bewind gesteld), (v) been declared bankrupt (failliet verklaard), (vi) been granted a suspension of payments (surseance van betaling verleend), or (vii) been made subject to similar proceedings in any jurisdiction or otherwise been limited in its power to dispose of its assets;

e.

the resolutions recorded in the Resolutions were in full force and effect at each Relevant Moment, the factual statements made and the confirmations given in the Resolutions and the Deeds of Issue were, at each Relevant Moment, complete and correct, the Resolutions correctly reflect the resolutions recorded therein and the “Investor” as referred to and defined in the Resolutions of the Management Board and the Supervisory Board is Incyte;

f.	at each Relevant Moment, no works council (ondernemingsraad) was established or was in the process of being established with respect to the business of the Company; and

g.

none of the members of the Management Board, the Supervisory Board or the Board of Directors has or had a direct or indirect personal interest which conflicts with the interest of the Company and the business connected with it in respect of any of their respective resolutions recorded in the Resolutions or the matters contemplated thereby, except as noted specifically in the Resolutions.

Based upon and subject to the foregoing and subject to the qualifications set forth in this opinion letter and to any matters, documents or events not disclosed to us, we express the following opinions:

Corporate Status

1.	The Company has been duly incorporated as a besloten vennootschap met beperkte aansprakelijkheid and is validly existing as a naamloze vennootschap.

Registered Shares

2.	The Registered Shares have been validly issued and are fully paid and non-assessable.

The opinions expressed above are subject to the following qualifications:

A.

Opinion 1 must not be read to imply that the Company cannot be dissolved (ontbonden). A company such as the Company may be dissolved, inter alia by the competent court at the request of the company’s board of directors, any interested party (belanghebbende) or the public prosecution office in certain circumstances, such as when there are certain defects in the incorporation of the company. Any such dissolution will not have retro-active effect.

B.

Pursuant to Section 2:7 NCC, any transaction entered into by a legal entity may be nullified by the legal entity itself or its liquidator in bankruptcy proceedings (curator) if the objects of that entity were transgressed by the transaction and the other party to the transaction knew or should have known this without independent investigation (wist of zonder eigen onderzoek moest weten). The Netherlands Supreme Court (Hoge Raad der Nederlanden) has ruled that in determining whether the objects of a legal entity are transgressed, not only the description of the objects in that legal entity’s articles of association (statuten) is decisive, but all (relevant) circumstances must be taken into account, in particular whether the interests of the legal entity were served by the transaction. Based on the objects clauses contained in the Prior Articles and the Current Articles, we have no reason to believe that, by entering into the Deeds of Issue, the Company transgressed the description of the objects contained in the Articles of Association. However, we cannot assess whether there are other relevant circumstances that must be taken into account, in particular whether the interests of the Company were served by entering into the Deeds of Issue since this is a matter of fact.

C.

Pursuant to Section 2:98c NCC, a naamloze vennootschap may grant loans (leningen verstrekken) only in accordance with the restrictions set out in Section 2:98c NCC, and may not provide security (zekerheid stellen), give a price guarantee (koersgarantie geven) or otherwise bind itself, whether jointly and severally or otherwise with or for third parties (zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden) with a view to (met het oog op) the subscription or acquisition by third parties of shares in its share capital or depository receipts. This prohibition also applies to its subsidiaries (dochtervennootschappen). It is generally assumed that a transaction entered into in violation of Section 2:98c NCC is null and void (nietig). Based on the content of the Deeds of Issue, we have no reason to believe that the Company or its subsidiaries violated Section 2:98c NCC in connection with the issue of the Registered Shares. However, we cannot confirm this definitively, since the determination of whether a company (or a subsidiary) has provided security, has given a price guarantee or has otherwise bound itself, with a view to the subscription or acquisition by third parties of shares in its share capital or depository receipts, as described above, is a matter of fact.

D.	The opinions expressed in this opinion letter may be limited or affected by:

a.

any applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws or procedures now or hereafter in effect, relating to or affecting the enforcement or protection of creditors’ rights generally;

b.	the provisions of fraudulent preference and fraudulent conveyance (Actio Pauliana) and similar rights available in other jurisdictions to liquidators in bankruptcy proceedings or creditors;

c.	claims based on tort (onrechtmatige daad);

d.	sanctions and measures, including but not limited to those concerning export control, pursuant to European Union regulations, under the Sanctions Act 1977 (Sanctiewet 1977) or other legislation;

e.	the Anti-Boycott Regulation and related legislation; and

f.

the rules of force majeure (niet toerekenbare tekortkoming), reasonableness and fairness (redelijkheid en billijkheid), suspension (opschorting), dissolution (ontbinding), unforeseen circumstances (onvoorziene omstandigheden) and vitiated consent (i.e., duress (bedreiging), fraud (bedrog), abuse of circumstances (misbruik van omstandigheden) and error (dwaling)) or a difference of intention (wil) and declaration (verklaring).

E.

The term “non-assessable” has no equivalent in the Dutch language and for purposes of this opinion letter such term should be interpreted to mean that a holder of a share will not by reason of merely being such a holder be subject to assessment or calls by the Company or its creditors for further payment on such share.

F.	This opinion letter does not purport to express any opinion or view on the operational rules and procedures of any clearing or settlement system or agency.

We consent to the filing of this opinion letter as an exhibit to the Registration Statement and also consent to the reference to NautaDutilh in the Registration Statement under the caption “Legal Matters”.

Sincerely yours,

/s/ NautaDutilh N.V.

NautaDutilh N.V.

EXHIBIT A

LIST OF DEFINITIONS

“Anti-Boycott Regulation”	The Council Regulation (EC) No 2271/96 of 22 November 1996 on protecting against the effects of the extra-territorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom.

“Articles of Association”	The Company’s articles of association (statuten) as they read from time to time.

“Board of Directors”	The Company’s board of directors (bestuur) following the execution of the Deed of Amendment.

“Commercial Register”	The Netherlands Commercial Register (handelsregister).

“Common Shares”	Common shares in the Company’s capital, with a nominal value of EUR 0.09 each.

“Company”	Merus N.V., a public company with limited liability (naamloze vennootschap), registered with the Commercial Register under number 30189136.

“Corporate Documents”	The Deed of Incorporation, the Deed of Conversion, the Deed of Amendment, the Prior Articles, the Current Articles, the Resolutions and the Registration Statement.

“Current Articles”	The Articles of Association as they read immediately after the execution the Deed of Amendment.

“Deed of Amendment”	The deed of amendment to the Articles of Association, dated May 29, 2017.

“Deed of Incorporation”	The Company’s deed of incorporation (akte van oprichting), dated June 16, 2003.

“Deed of Conversion”	The deed of conversion and amendment to the Articles of Association, dated May 19, 2016.

“Deeds of Issue”

The following deeds of issue of Registered Shares:

i.   the deed of issue of 3,200,000 Common Shares to Incyte, dated January 23, 2017; and

ii.  the deed of issue of 3,099,997 Common Shares to the respective Investors, dated February 15, 2018.

“General Meeting”	The Company’s general meeting of shareholders (algemene vergadering van aandeelhouders).

“Incyte”	Incyte Corporation.

“Investors”	Biotechnology Value Fund, L.P., Biotechnology Value Fund II, LP, Investment 10, LLC, MSI BVF SPV, L.L.C., Biotechnology Value Trading Fund OS, L.P., Aquilo Capital, L.P., Aquilo Capital II, L.P., Sofinnova Venture Partners IX, L.P. and LSP Life Sciences Fund N.V.

“Management Board”	The Company’s management board (bestuur) prior to the execution of the Deed of Amendment.

“NautaDutilh”	NautaDutilh N.V.

“NCC”	The Netherlands Civil Code (Burgerlijk Wetboek).

“the Netherlands”	The European territory of the Kingdom of the Netherlands.

“Prior Articles”	The Articles of Association as they read immediately after the execution the Deed of Conversion.

“Registered Shares”	The 6,299,997 Common Shares issued pursuant to the respective Deeds of Issue.

“Registration Statement”	The Company’s registration statement on Form F-1 filed or to be filed with the SEC in connection with the registration of the Registered Shares on or about the date of this opinion letter, in the form reviewed by us.

“Relevant Moment”	Each moment when Registered Shares were issued pursuant to the respective Deeds of Issue.

“Resolutions”

i.   the written resolution of the General Meeting, dated May 6, 2016;

ii.  the written resolution of the meeting of holders of preferred shares in the Company’s capital, dated May 6, 2016;

iii.   the written resolution of the Management Board, dated December 19, 2016;

iv.   the written resolution of the Supervisory Board, dated December 19, 2016;

v.  the minutes of the General Meeting held on May 24, 2017, together with the convening notice for such General Meeting and the explanatory notes tehereto as available on the Company’s website on the date of this opinion letter; and

vi.   the written resolution of the Board of Directors, dated February 13, 2018, together with Exhibit A to the Securities Purchase Agreement (as defined in such written resolution).

“SEC”	The United States Securities and Exchange Commission.

“Supervisory Board”	The Company’s supervisory board (raad van commissarissen) prior to the execution of the Deed of Amendment.